Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Year ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest Expense	$73,614	$65,023	$65,817	$66,486	$71,464
Interest Expense Included in Discontinued Operations	—	—	5,932	6,274	6,279
Total	73,614	65,023	71,749	72,760	77,743
Earnings:
Income from Continuing Operations	71,492	60,140	84,049	104,449	68,750
Less Equity in (Income)/Loss of Unconsolidated Joint Ventures	3,676	(923)	(1,619)	(2,633)	(104)
Operating Distributions Received from Unconsolidated Joint Ventures	1,475	2,338	2,932	4,463	4,445
Fixed Charges	73,614	65,023	71,749	72,760	77,743
Less Preferred Dividends of Consolidated Subsidiaries	(15)	(15)	(15)	(15)	(15)
Total	$150,242	$126,563	$157,096	$179,024	$150,819
Ratio of Earnings to Fixed Charges:(1)	2.0	1.9	2.2	2.5	1.9

(1)    There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.